Thacher
  Proffitt
----------

                                                    Thacher Proffitt & Wood LLP
                                                 1700 Pennsylvania Avenue, N.W.
                                                                      Suite 800
                                                           Washington, DC 20006
                                                                 (202) 347-8400

                                                            Fax: (202) 626-1930
                                                                    www.tpw.com


May 16, 2007


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:    Westborough Financial Services, Inc.
             Schedule 14A, Amendment No. 1
             Filed on March 21, 2007 (SEC File No. 0-27997)

Dear Mr. Lyon:

      This letter is submitted on behalf of Westborough Financial Services, Inc. (the "Company") in response to the letter dated April 20, 2007 from the staff (the "Staff") of the Securities and Exchange Commission transmitting their comments to the above-referenced filing.

      We note that many of the comments contained in the Staff Letter revolve around the issue of book value and whether the Company should disclose a "price to book" ratio that compares the merger consideration being paid to the book value of the minority shares (on a fully diluted basis) or to the aggregate book value (including all outstanding shares, both minority and MHC shares). Prior to responding directly to the comments contained in the Staff Letter, we believe it would be useful to provide the Staff with certain information related to this topic, the nature of mutual holding companies, remutualization transactions and second step conversions. Please note that beginning on page 25 we have added a new section to the proxy statement entitled "Background on Remutualization Transactions" in an effort to provide disclosure regarding these topics to the Company's shareholders.

      When mutual institutions consider converting to stock form and issuing shares to the public, one of the driving factors behind deciding to undertake a mutual holding company reorganization with a minority stock issuance (a "partial" conversion), versus a full conversion that results in the entire institution being publicly held, is the inability to effectively deploy the entire proceeds of a full conversion in a timely and efficient manner. A "partial" conversion provides the institution with access to the public market, but with a smaller amount of net proceeds. For The Westborough Bank, this was a primary reason to reorganize into the mutual

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 2


holding company form and undertake a minority stock offering. The mutual holding company form of organization also had appeal because of the ability it provides the entity to protect the interests of the mutual institution. Westborough Bank's mutual holding company conversion was completed in February 2000, pursuant to which the Company was newly organized as The Westborough Bank's mid-tier holding company, and raised net proceeds of approximately $5.0 million in exchange for the sale of 35% of its shares to the public.

      At the time of the offering, the aggregate book value of the Company was $24.3 million, including the $5.0 million in consideration paid for the public minority shares, plus the $19.3 million pre-existing net worth of The Westborough Bank that had been built up over the 130 years that The Westborough Bank had existed as a mutual savings bank prior to the mutual holding company reorganization. Westborough Bancorp, MHC received 65% of the stock of the Company in consideration of this pre-existing net worth, whereas the minority stockholders received 35% of the stock of the Company in consideration of their payment of $5.0 million for the shares issued to them. The Company's book value has increased since the offering through retention of earnings, and this increase has been properly allocated to all of the outstanding shares, so that each of the minority stockholders and Westborough Bancorp, MHC has received a proportionate increase in the book value represented by their shares. As a result, the book value per share of each of the Company's outstanding shares as of March 31, 2007 was $17.23 and as of June 30, 2006 (the most recent financial information at the time of the merger announcement) was $17.54.

      There are three possible strategic directions for an institution in mutual holding company form with minority shares outstanding. It can remain in mutual holding company form indefinitely, with minority shares outstanding. The mutual holding company majority stockholder can decide to undertake a full conversion (a so-called "second step"), whereby it would become fully publicly held and the mutual interests it represents would be extinguished (aside from depositors' liquidation rights that would decline over time, as specified in applicable banking laws). Or the institution can undertake a merger that results in a "remutualization," whereby the mutual holding company, and the mutual interests it represents, would merge with another mutual holding company (under applicable banking law mutual institutions can only merge with other mutuals) and the minority stockholders of its mid-tier subsidiary would be paid the merger consideration for their minority interests.

      Westborough Bancorp, MHC, the Company's mutual holding company majority stockholder, like any institution that has undergone a "partial conversion," is not under any obligation to complete a "second-step" conversion to fully public status within any time period of its mutual holding company reorganization, or for that matter, at all. Consummating a second step conversion is a decision made by an institution for business and strategic reasons. In Westborough's case, the Board of Directors (as described in the proxy statement) has made an affirmative decision not to undertake a "second-step" conversion, primarily because the Company is over-capitalized by industry standards and in its five-year financial forecast as provided by the Company and used in RBC's fairness opinion, the Company does not anticipate having any type of capital need for the entire five year horizon of the projections. Therefore,

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 3


with the Board of Directors having made that decision, and with no concrete use of proceeds either currently or anticipated, and in light of the Company's declining financial performance and related execution risks of deploying the proceeds from a "second-step" offering, we believe that including comparative disclosure in the proxy statement with a second step conversion as an alternative "status quo" scenario in connection with the merger would be misleading to the public shareholders.


      It may also be helpful to explain the remutualization process. In a remutualization transaction, two mergers occur virtually simultaneously. In the mutual merger (in this case, the merger of Assabet Valley Bancorp and Westborough Bancorp, MHC), as in every other pure mutual-to-mutual merger transaction, no payment is made for the disappearing mutual institution because there are no shareholders of a mutual institution; the only "ownership" interests in a mutual banking institution lie with the depositors, who hold statutory liquidation rights. (Pure mutual-to-mutual mergers occur regularly but, by definition, are never subject to Securities and Exchange Commission review since mutual institutions have no stock.) The mutual institution that survives that merger represents the continuation of the two merging mutual institutions, and (as with any merger) all assets and liabilities of the disappearing institution become assets and liabilities of the surviving institution. Where the disappearing mutual institution has previously undertaken a minority stock offering, these assets include the majority interest in the mid-tier holding company subsidiary (in this case, approximately 64% of the Company's common stock). This is the reason that there is no consideration paid for the shares held by the mutual holding company parent.

      In the other merger, which occurs simultaneously with the mutual-to-mutual merger, the mid-tier holding company is merged with an interim subsidiary of the surviving mutual institution. In that merger, the publicly held shares of the mid-tier holding company (in this case, approximately 36% of the Company's common stock) are exchanged for the merger consideration, resulting in the continuing mutual institution owning 100% of the mid-tier holding company's outstanding common stock.

      In the Company's case, the minority shareholders currently own approximately 36% of the Company's outstanding common stock. The acquisition of the Company's minority shares should be viewed in the same manner as would be the acquisition of 36% of the outstanding shares of any public company. For this reason, diluted book value per share is probably the most important ratio in a remutualization transaction. Valuing the minority stockholders' interests based on the aggregate book value would imply that the aggregate purchase price to the minority stockholders in this transaction (based on a typical purchase price of two times book value) would be approximately $49.00 per share, which represents a premium of approximately 58% over the stock's pre-announcement trading price. In effect, disclosing such a value would imply that the holders of the minority shares own the entire book value of the Company, when in fact they only paid for, and only have rights with respect to, their pro rata share (36%) of the Company's book value.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 4


      We also note that this is only the second remutualization transaction since the Office of Thrift Supervision issued its June 24, 2003 policy statement on remutualizations (which we referred to in our previous response letter and a copy of which is enclosed). We would like to point out that in the other transaction (Skibo Financial Corp., SEC File No. 0-25009), the aggregate consideration paid to the minority stockholders also represented less than 100% of the aggregate book value of all of the outstanding shares. The minority share consideration in that case equaled 90.3% of the aggregate book value (and 227.9% of the minority stockholders' pro rata proportion of the aggregate book value). In that transaction, 40% of the institution's outstanding shares were held by the public. Based on 36% minority ownership, which is the percentage of the Company's outstanding shares owned by the public, the ratio of minority share consideration to aggregate book value in that transaction equaled 86.7%.

      Finally, we note that while remutualizations are rare and somewhat novel, this is certainly not the first to have been through the Securities and Exchange Commission's review process. The proxy statements for those prior transactions contain disclosure substantially similar to that contained in the Company's. For your reference, the six previous remutualization transactions, of which we are aware, that had structures exactly like the Company's transaction and filed proxy statements with the Securities and Exchange Commission, along with their respective file numbers, are listed below:

      Remutualization Transaction(1)     SEC File No.       Filing Date
      ------------------------------     ------------       -----------

      Skibo Financial Corp.                0-25009        January 16, 2004

      West Essex Bancorp, Inc.             0-29770        January 9, 2003

      Leeds Federal Bankshares, Inc.       0-23645        December 3, 2002

      Liberty Bancorp, Inc.                0-24519        October 28, 2002

      Pulaski Bancorp, Inc.                0-26681        April 18, 2002

      Ridgewood Financial, Inc.            0-25149        May 7, 2001


      (1) We are aware of one other remutualization transaction that filed a proxy statement with the Securities and Exchange Commission (RFS Bancorp, Inc., SEC File No. 0-25047, August 17, 2001). However, that transaction is not listed above because it was structured differently from the Company's as RFS Bancorp conducted a reverse stock split as an initial step of the transaction.

      We believe that we have responded completely and adequately to each of the comments in the Staff Letter. We would appreciate an expeditious review of this filing and would ask to be contacted immediately if the Staff anticipates raising issues that are likely to further delay the transaction.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 5


      Your specific requests for information are set forth verbatim below, followed by the Company's response.

Proxy Statement
---------------
General
-------

1. Please provide the staff with a legal analysis as to why this transaction is not subject to the rules and disclosure requirements of Rule 13e-3 and
      Schedule 13E-3 of the Exchange Act. In this regard, specifically address the current interests and carryover interests of the corporators, trustees, and directors of Westborough.

      We believe that this transaction is not subject to the rules and disclosure requirements of Rule 13e-3 and Schedule 13E-3 of the Exchange Act for the simple reason that it is not a "Rule 13e-3 Transaction" or "going-private transaction," as defined by the rule.

      In order for a transaction to be considered a going private transaction, both of the following conditions must be present:

            (1) it must be a transaction or series of transactions involving one or more of the transactions described in paragraph
                  (a)(3)(i) of Rule 13e-3; and

            (2) it must have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

      While this transaction will result in at least one of the effects described in paragraph (a)(3)(ii) of Rule 13e-3, this transaction is not the type of transaction described in paragraph (a)(3)(i). In other words, the second part of the test is met, but the first is not.

      The reason the first part of the test is not met is because the remutualization is not a transaction with an affiliate. Assabet Valley Bancorp and Hudson Savings Bank have no affiliation with the Westborough entities whatsoever. Assabet and its affiliates do not own any of the outstanding shares of the Company's common stock.

      We understand that, in Release No. 34-16075 (August 2, 1979), the Securities and Exchange Commission stated that Rule 13e-3 might be implicated, and a Schedule 13E-3 required, in certain transactions where the management of the business following the transaction continues to be conducted by the management of the seller. However, that is not the case in this transaction. Assabet Valley Bancorp's senior management after completion of the transaction will consist of Assabet Valley Bancorp's existing senior management team, with the addition of only one representative of Westborough's management, Mr. MacDonough. Moreover, the top offices of Assabet's sole operating subsidiary, Hudson Savings Bank, will continue to be held by Hudson Savings Bank's existing officers. Clearly, Westborough's management team will not control the conduct of the continuing institution's business. Moreover, no members of

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 6


Westborough's management or Board of Directors will have equity participation in Assabet following completion of the transaction.(1)

      We do not believe that the fact that Westborough's corporators, trustees and directors have carryover interests in the form of continued roles as corporators, trustees and directors of Assabet causes this transaction to fall within the scope of Rule 13e-3. First, the Westborough corporators, trustees and directors will not control Assabet's business, as they will not hold a majority of the seats on each board. And a far more important factor to consider is that none of Westborough's corporators, trustees, directors or members of management will have equity interests in Assabet following the transaction.

      We also note that only one of the four factors enumerated in a Securities and Exchange Commission telephone interpretation regarding the application of Rule 13e-3 to arms-length transactions is present in this transaction. Those four factors are: (1) increases in consideration to be received by management (not present); (2) alterations in management's executive agreements favorable to such management (not present); (3) equity participation of management in the acquiror (not present); and (4) representation of management on the board of the acquiror (present, only in a limited amount). See Manual of Publicly Available Telephone Interpretations, Section P. Going Private Rules and
Schedule 13E-3, Question No. 3.

2. With regard to the disclosure schedules referenced in Section 1.4 of the Agreement and Plan of Merger, revise to include these schedules, supplementally advise the staff where they are already provided or advise us why inclusion is not required.

      Please be advised that the disclosure schedules to the merger agreement contain confidential and private information regarding the parties, including, for example, information about their suppliers, customers and employees and proprietary information about their businesses. We note that disclosure schedules to merger and other types of acquisition agreements are not prepared with public disclosure in mind. Rather, they are prepared as a means of providing exceptions to the representations and warranties and covenants of the parties contained in the agreement as well as a method of allocating risk between the parties. We also note that, in virtually all other merger transactions of which we are aware, disclosure schedules have not been provided to shareholders or filed publicly with the Securities and Exchange Commission. We, of course, understand and acknowledge that the Company is obligated to disclose to its shareholders all information that would constitute material information relevant to the shareholders' decision regarding approval of the merger agreement, and the Company believes that it has included in the proxy statement all such information. As such, please be advised that we do not believe that inclusion of the disclosure schedules is required.

--------------------
(1) We note that Westborough's corporators, trustees, directors and members of management will have liquidation rights and subscription rights in Assabet based on, and only to the extent of, the deposit relationships they maintain with Hudson Savings Bank.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 7


The Merger, page 2
------------------

3. Please revise the second full paragraph on page 3 to end the paragraph after the phrase, "approximately $20.6 million". Immediately after this, add a short table as follows:

                         Stand alone Minority     MHC Shares     Total Shares
                            Shares 598,171        1,027,893       1,626,064
                         --------------------     ----------     ------------
Per Share Book Value            $47.48               n/a            $17.37

Price per Book Value              73%                n/a              n/a

      The referenced paragraph has been revised to end after the phrase, "approximately $20.6 million." We note, based on discussions with the Staff, that the table above was a suggested manner of highlighting some of the transactions financial metrics in tabular format and that the Staff would consider revisions to the table. We believe that the table below, which, along with a lead-in paragraph, has been inserted after the paragraph ending "approximately $20.6 million," provides shareholders with a more clear picture of the transaction, consistent with our overview of the transaction as set forth at the beginning of this letter.

   As of June 30, 2006
 (most recent published         Stand Alone
 quarter-end at signing)      Minority Shares     MHC shares     Total Shares
 -----------------------      ---------------     ----------     ------------
                               (Dollars in thousands, except per share data)

Shares Owned                      567,881         1,027,893       1,595,774

Percentage Ownership               35.6%            64.4%          100.0%

Shareholders' Equity(1)           $9,963           $18,033         $27,996

Book Value Per Share              $17.54           $17.54          $17.54

Total Merger
Consideration                     $20,554          n/a(2)          $20,554

Consideration for in-the-
money value of options             $678            n/a(2)           $678

Merger Consideration for
Outstanding Shares                $19,876          n/a(2)          $19,876

Purchase Price Per Share          $35.00           n/a(2)          $12.46

Purchase Price (inclusive
of in-the-money option
value) to Book Value               206%            n/a(2)            73%

      (1) Shareholders have claim to the equity of Westborough Financial in proportion to their share ownership.
      (2) Depositors of Westborough Bank, who have statutory liquidation rights and subscription rights in Westborough MHC, will receive equivalent rights in Assabet Valley Bancorp upon completion of the mutual merger of Westborough MHC with Assabet Valley Bancorp.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 8


4.    Supplementally   advise  the  staff  if  anyone  other  than  the  public
      shareholders would be entitled to the equity in the event of a liquidation of the entity.

      Please be advised that in the event of a liquidation of the Company, public shareholders would be entitled to the equity of the Company in proportion to their share ownership, which is approximately 36%. Westborough Bancorp, MHC would be entitled to the remainder of the Company's equity.

      It is important to note, however, that the likelihood of a distribution of the Company's assets in a liquidation of the Company is extremely limited. The primary assets of the Company are the stock and assets of The Westborough Bank. Under applicable federal and state banking law, the stock of The Westborough Bank could not be distributed to the shareholders of the Company without prior regulatory approval and the assets of The Westborough Bank could not be distributed until its depositors' liquidation rights were first satisfied.

Financial Interests of Westborough.....page 9
---------------------------------------------

5. With regard to the SERP bullets, if any of the benefits described as resulting from existing plans have had changes in the plans during the last 12 months, so describe.

      The bullet on page 12 regarding the supplemental executive retirement plans (SERPs) for Messrs. MacDonough and Casagrande and Ms. Bouvier has been revised to reflect that the SERPs were amended on December 18, 2006 to provide for payments to be made in a lump sum and commence upon a change of control without the need for a termination of service as a pre-condition to be paid such benefit. These plans were also amended to be in "good faith" compliance with the proposed regulations under Section 409A of the Internal Revenue Code at this time but these amendments did not otherwise enhance or liberalize the terms of the SERPs. These amendments were reflected in a Form 8-K filed on December 22, 2006. It is expected that these SERPs may need to be further amended in order to comply with the final regulations under Section 409A of the Internal Revenue Code (issued by the Internal Revenue Service on April 10,
2007) with such  amendments  required  to be made prior to the end of  calendar
2007.

      Please note that these SERPs were also revised in 2005 (as reported on Form 8-K filed on January 5, 2006) to reflect design changes related to payment formulas and overall SERP design.

      The SERPs for non-employee directors have not been amended in the prior twelve months, but will need to be amended for compliance with Section 409A of the Internal Revenue Code prior to the end of calendar 2007.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                             Page 9


Appraisal Rights, page 11
-------------------------

6.    Please explain what appraisal rights are.

      Disclosure has been added to the beginning of the "Appraisal Rights" section of the Summary to explain what appraisal rights are. Please see page 13.

7. Please disclose why you have made arrangements for shareholders to dissent if you do not believe that dissent is available.

      Pursuant to the Massachusetts Business Corporation Act, the Company must disclose in the proxy statement that the Company has concluded that shareholders are, are not or may be entitled to appraisal rights in connection with the merger (emphasis added). The section of the Massachusetts Business Corporation act that governs appraisal rights is somewhat ambiguous and has not yet been the subject of judicial interpretation. As noted in the previous draft of the proxy statement, the Company has concluded that appraisal rights may be available to shareholders in connection with the merger. The "Appraisal Rights" section of the Summary, the "Appraisal Rights" section itself and the discussion of appraisal rights in the "Notice of Annual Meeting" have been revised to make the Company's conclusion clear and to disclose that the Company and Assabet will not contest the availability of appraisal rights with respect to any Company shareholder who properly asserts those rights.

8. Disclose how this issue will be decided and the time frame for this decision.

      We believe that this comment is no longer applicable in light of the revisions to the proxy statement described in the response to comment 7 above.

9. Disclose what will be the result for shareholders who attempt to dissent if it is later decided that they do not have dissenters rights, and the time frame for this closure.

      We believe that this comment is no longer applicable in light of the revisions to the proxy statement described in the response to comment 7 above.

10.   Supplementally  provide  the  staff  with an  analysis  as to why MGL 168
      Section 34D, and 156B MGL Sections 76 or 85 do not apply to this transaction.

      MGL Chapter 168 Section 34D governs the appraisal rights of shareholders of Massachusetts chartered savings banks. The proxy statement relates to public shareholders of the Company. The Company is a Massachusetts corporation, not a savings bank. Therefore, MGL Chapter 168 Section 34D does not apply to the acquisition of the Company.

      MGL Chapter 156B was superseded nearly three years ago on July 1, 2004 by MGL Chapter 156D (the Massachusetts Business Corporation Act). As a result, Chapter 156D, rather than Chapter 156B, now applies to mergers of Massachusetts corporations, including the Company.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 10


      It should be noted that, in connection with the acquisition of the Company, the Company's subsidiary, The Westborough Bank, will merge with Assabet's Valley Bancorp's subsidiary, Hudson Savings Bank. That merger is governed by Chapter 168, Section 34D (the Massachusetts law governing savings bank mergers). Moreover, despite the adoption of Chapter 156D, described above, for Massachusetts business corporations (such as the Company), Chapter 168,
Section 34D continues to incorporate by reference the merger-related provisions of the superseded corporation statute, Chapter 156B, including its appraisal rights provision. As a result, if Westborough Bank (rather than the Company) were the entity with public shareholders, their appraisal rights would be governed by Chapter 168, Section 34D and the appraisal rights provisions of Chapter 156B.

Background of the Merger, page 23
---------------------------------

11. Please disclose how the $38.50 offer was "supplemented," as disclosed at the top of page 28.

      Bullet points have been added on page 33 to disclose how the offer was supplemented.

12. Please disclose if the $40.00 offer was from a different party than the $38.50 offer.

      The disclosure in the "Background of the Merger" section has been revised to clarify that the $40.00 offer was from a different party than the $38.50 offer. The party that delivered the $38.50 offer is now referred to as "Prospective Buyer A" and the party that delivered the $40.00 offer is now referred to as "Prospective Buyer B" in the proxy statement.

13. Please update for any further offers or events subsequent to the date of the amendment.

      The "Background of the Merger" section as been updated to disclose events subject to the filing of Amendment No. 1. Please see pages 37 and 38.

Westborough Financial's Reasons for the Merger.....page 32
----------------------------------------------------------

14. We note from page 34 that the board specifically found that aggregate book value was not relevant to their consideration. Please explain why the board took this position.

      Please be advised that the Board of Directors did not find aggregate book value to be relevant to their consideration because, as discussed previously in this response letter, no consideration will be paid for approximately 64% of the Company's outstanding shares.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 11


15. We note that the board did consider the fairness opinion figures for per share book to per share purchase price ratio. Please disclose your understanding of these figures in some detail. Please address the significant dilution to pro form book value stemming from the lack of contribution for the majority of shares held by the MHC. Note our related comments at the fairness opinion heading.

      As discussed in the response to comment 14 above and elsewhere in this letter, since the public shareholders only have a claim to the Company's book value in proportion to their share ownership, and do not have claim to the entire book value of the Company, looking at book value on a per share basis as compared to the purchase price is the most appropriate form of analysis. When comparing the purchase price per share of $35.00 and the value of in-the-money options to the book value per share of $17.54, the public shareholders are receiving a purchase price of 206% of book value, which as it shows in RBC's fairness opinion, is representative of similar transactions.

      We do not see significant dilution to book value occurring in the transaction. As described above, in all mutual-to-mutual transactions, the book values of both institutions are combined and no consideration changes hands. As the Westborough transaction can be viewed as part mutual-to-mutual combination and part stock purchase for cash, the public shareholders receive cash for their public shares at a multiple of approximately 206% of their book value and cease to have an interest following the transaction. Book value dilution is not a concept in the context of a mutual institution, and in fact the pro forma shareholders equity of the combined institution is enhanced because the 64% of the Company's equity owned by the MHC is assumed by the combined company in the combination.

      Given this answer as well as previous discussion in this comment letter and earlier revisions made to the proxy statement to disclose that public shareholders only have claim to shareholders' equity in proportion to their share ownership, we do not feel it necessary to revise the disclosure.

Opinion of Westborough's Financial Advisor, page 34
---------------------------------------------------

16. Supplementally advise the staff if there have been any sales in the last 2 years of financial institutions that have completed only a first step mutual to stock conversion. If not, disclose in this section. If there have been, and with a view towards additional disclosure, provide the staff with details.

      Please be advised that there have not been any sales in the last two years of financial institutions that have completed only a first step mutual to stock conversion. The last such transaction was completed in April 2004 (Skibo Financial Corp., SEC File No. 0-25009).

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 12


Comparable Regionally Based Peers, page 38
------------------------------------------

17. Please disclose why RBC conducted this analysis with respect to book value and how it evaluated the results. Take into account the dilution to first step, per share book value relative to shares of fully converted savings and loans included in the peer group.

      In connection with rendering its fairness opinion, RBC analyzed the trading history of comparable public companies. In an effort to understand the values of such companies from two separate perspectives, RBC analyzed both a regionally based peer group of Selected Thrifts in the Eastern United States and a nationwide peer group of Selected Nationwide Publicly Traded Mutual Holding Companies. In its analysis of the trading history peer groups, RBC reviewed the market trading prices relative to book value per share and tangible book value per share of the selected companies and the Company prior to the announcement of the merger. RBC did not attribute any particular weight to any analysis but instead made qualitative judgments as to the significance and relevance of each analysis.

      RBC considered, among other factors, book value per share and tangible book value per share because they are industry accepted measurements used to evaluate the performance of publicly traded banks. These measurements are relevant to publicly traded mutual holding companies because both book value and tangible book value are calculated irrespective of who owns the shares. The Company's public shareholders have a claim to the equity of the Company in proportion to their share ownership which make the Company's public shareholders not unlike the shareholders of any publicly traded entity.

      Disclosure to this effect has been added to pages 44 and 45 of the proxy statement.

      We supplementally advise you that, for the reasons stated above, in undertaking this analysis on a per share basis, the ownership of a block of shares by any individual or entity, mutual holding company or otherwise, is thus placed outside the scope of the analysis, and comparison between the Company's first step, per share book value is properly made to the per share book value of fully converted savings and loans included in the peer group. Also, as described earlier, as the Company has decided not to consummate a second-step conversion, and with no need for additional capital or a suitable use of proceeds over the life of the financial forecast, both we and RBC believe that explicitly or implicitly implying that a second-step conversion is a likely alternative for the Company would be misleading to the public shareholders of the Company. Given our previous responses and revisions discussed earlier, we do not feel it is appropriate to revise the disclosure to take into account the dilution to first step or the per share book value relative to shares of fully converted savings and loans included in the peer group.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 13


18. Please revise the subheading for this section to better describe the peer group, Note also for the peer group column headings on pages 39 and 41.

      The subheading for this section (and also the peer group column headings) has been revised to better describe the peer group. The peer groups are now referred to as "Selected Thrifts in the Eastern United States," "Selected Nationwide Publicly Traded Mutual Holding Companies" and "Selected Thrift Merger Transactions in the Northeast" in the proxy statement and in this letter.

Comparable Mutual Holding Companies, page 39
--------------------------------------------

19. Please disclose why there is little or no change between the book value figures on page 39 and 41.

      Both the Selected Thrifts in the Eastern United States and the Selected Nationwide Publicly Traded Mutual Holding Companies are analyses of the stand alone trading value of the companies in the peer groups. The data indicates that both peer groups trade in a fairly consistent fashion. Neither the Company nor RBC can definitively determine the reason that the peer groups trade in a consistent fashion. Rather, this would be determined by market forces. We do not believe it is appropriate to speculate as to the reason for the similarity in the filing. Accordingly, no additional disclosure has been added in response to this comment.

20. For this and the next subsection, please disclose what consideration RBC gave to the fact that the peer group numbers are market prices rather than merger transaction values. Please address the increase over market price that is normally expected with the sale of a company.

      RBC analyzed both stand alone trading values in the case of the Selected Thrifts in the Eastern United States and the Selected Nationwide Publicly Traded Mutual Holding Companies and merger transaction values in the case of the Selected Merger Transactions, an approach which is standard and consistent in the financial industry and bank valuation in particular. Since none of the peer companies in the Selected Nationwide Publicly Traded Mutual Holding Companies peer group have announced a merger, implying merger values for these entities would be highly speculative, unusual and misleading to the public shareholders of the Company. An analysis as to the increase over market price expected with the sale of the Company is included as part of the Selected Thrift Merger Transactions in the Northeast analysis. As both stand alone and merger valuations are standard analyses in fairness opinions, and merger transaction values have been discussed in the "Selected Thrift Merger Transactions in the Northeast" section, we do not feel it necessary to revise the disclosure in the proxy statement. However, disclosure has been added to this section on page 44 to explain that the section does not compare the consideration to be paid in the merger with the consideration paid, or proposed to be paid, in other merger transactions.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 14


21. Please confirm supplementally that the peer group book value numbers on page 39, 41 and 42 are calculated in the same manner as Westborough, that is, on a "dilutive" basis using all outstanding shares.

      Please be advised that the referenced peer group book value numbers are calculated in the same manner as the Company, on a "dilutive" basis using all outstanding shares.

Analysis of Selected Merger Transactions, page 41
-------------------------------------------------

22. Please disclose the type of merger for each referenced company, that is the form of the companies involved and the form of consideration. Also, disclose how any mergers other than remutualizations impacted the comparison values.

      The form of the companies involved and form of consideration for each of the Selected Thrift Merger Transactions in the Northeast have been added to the filing. Disclosure stating that none of the transactions are remutualizations has also been added to the proxy statement. Please see page 48.

23. If correct, please disclose where appropriate why RBC did not compare this transaction to a peer group of other remutualizations.

      RBC did not compare the merger to any remutualization transactions because:

      (1) remutualization transactions are relatively dated, with the most recent transaction having been announced in 2003 and having closed in 2004 and thus there are no remutualization transactions in this group of Selected Thrift Merger Transactions in the Northeast;

      (2) there has only been one such transaction since the issuance of the previously described Office of Thrift Supervision policy statement on remutualization transactions which limits the premium paid to public shareholders in remutualization transactions so as not to result in disparate treatment of minority stockholders and mutual members of the target entity. While the Office of Thrift Supervision is not the Company's primary banking regulator, we and RBC believe it is likely that such guidance would be considered by the other banking agencies that must approve the transaction (the Massachusetts Division of Banks, the Federal Reserve Board and the Federal Deposit Insurance Corporation). We have enclosed a copy of that policy statement for your information; and

      (3) as discussed in our response to comment 22, the Company's public shareholders own and participate in the Company in proportion to their share ownership, as is the case with any other publicly traded company, and therefore the consideration received by the Company's public shareholders can be compared to the

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 15


            consideration received by the shareholders of the sellers in the Selected Merger Transactions.

24. Please explain the next to last sentence on page 41 and explain why the book values calculated here for the company are different.

      We have updated the disclosure in the filing to more clearly explain the referenced sentence. Please see page 49.

      The following disclosure has been added to page 49 to explain why the book values calculated for the trading peer groups are different from the book values calculated for the merger peer group:

      "The calculations in this section, including price to book value per share and price to tangible book value per share for Westborough Financial and the peers, are different from the calculations in Selected Thrifts in the Eastern United States and Selected Nationwide Publicly Traded Mutual Holding Companies because the calculations in those prior sections were made prior to the announcement of the merger and the peer companies in those cases are not undergoing a merger themselves. The calculations in this section are merger multiples, both for Westborough Financial and for the Selected Thrift Merger Transactions in the Northeast peer group. The consideration to be paid to Westborough Financial's shareholders in the merger represents a premium to Westborough Financial's trading value. Therefore, the merger multiples of price to book value per share and price to tangible book value per share are higher than the comparable measures prior to the announcement of the merger. For similar reasons, the median peer group calculations of price to book value per share and price to tangible book value per share are higher than the median calculations in the Selected Thrifts in the Eastern United States and Selected Nationwide Publicly Traded Mutual Holding Companies peer groups."

Affordability Analysis Valuation, page 42
-----------------------------------------

25. Please address here why the book value calculation used, that is using all outstanding shares, is a valid basis for this analysis. We note that there has been no contribution for the MHC shares as would be the case after a complete, second step offering.

      The following disclosure has been added to the "Affordability Analysis Valuation" section on page 50 of the proxy statement.

      "The public shareholders of Westborough Financial have a claim to the equity of Westborough Financial in proportion to the shares owned by public shareholders and do not have a claim to all cash flows and equity of Westborough Financial. This analysis calculates the ability of a buyer to pay for Westborough Financial, using the company's financial forecast, along with assumptions on cost savings, one time transaction costs, discount rate and terminal value. As the public shareholders of Westborough Financial only have claim to the value of

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 16, 2007                                                            Page 16


Westborough Financial in proportion to their share ownership, using total fully diluted shares outstanding is the valid basis for this analysis."

      As discussed earlier in this letter, Westborough Financial is not considering a second-step conversion and there is no reasonable basis for concluding that a second-step conversion will occur in the foreseeable future.

      In addition, we respectfully disagree with the assertion that there has been no contribution for the MHC shares. As noted earlier in this letter, immediately prior to The Westborough Bank's mutual holding company reorganization, it had a net worth of $19.3 million, that had been built up over the 130 years that The Westborough Bank had existed as a mutual savings bank prior to the mutual holding company reorganization. As provided in and required by applicable banking law, the ownership of this pre-existing net worth was preserved for the benefit of the holders of mutual interests in The Westborough Bank (i.e. its depositors) through the issuance by the Company of a majority of its shares to Westborough Bancorp, MHC.

                                     * * *

      Should you have any questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned or Michael P. Seaman at (202) 347-8400.

                                       Very truly yours,

                                       THACHER PROFFITT & WOOD LLP

                                       BY: /S/ RICHARD A. SCHABERG
                                           -----------------------
                                           Richard A. Schaberg


cc:   Joseph F. MacDonough
      President and Chief Executive Officer
      Westborough Financial Services, Inc.